Cantabio Pharmaceuticals Inc.

April 10, 2019

Christine Westbrook

Suzanne Hayes

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Via EDGAR	Re:	Cantabio Pharmaceuticals Inc.
Preliminary Information Statement on Schedule 14C
Filed March 22, 2019
File No. 000-54906

Dear Ms. Westbrook and Ms. Hayes:

This letter is in response to your letter of March 27, 2019 in which you provided a comment on the Preliminary Information Statement on Schedule 14C (the “Preliminary Information Statement”) of Cantabio Pharmaceuticals Inc. (the “Company”). We set forth below in bold and italics the comment in your letter followed by our response.

1.

We note your disclosure on page 11 that following the reverse stock split, you estimate your total number of common stockholders will be reduced from 2,010 to approximately 339. Please tell us why you did not file Schedule 13E-3. Refer to Exchange Act Rule 13e-3(a)(3)(i)(C) and (ii)(A).

The Company notes your comment and advises you that it has filed a Schedule 13E-3 on the date hereof.

In addition to the above response to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the definitive information statement to be filed thereafter on Schedule 14C, (ii) comments from the staff of the Commission does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement and the definitive information statement to be filed thereafter on Schedule 14C and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas Roger Sawyer

Chief Operating Officer